[Letterhead of Enova Systems]

July 18, 2002

VIA EDGAR
Securities & Exchange Commission
450 fifth Street, NW
Washington, D.C.  20549

         Re: Enova Systems, Inc.
             Registration Statement on Form S-1/A
             Filed on July 16, 2002
             File No. 333-83508

Ladies and Gentlemen:

Enova Systems, Inc. hereby requests a withdrawal of its Form S-1/A Amended Registration Statement filed on July 16, 2002 which erroneously contained the SEC File No. 333-85308. This filing was filed as an amendment to a prior Registration Statement in error. This filing will be replaced by new Form S-1 Registration Statement which has not yet been assigned a file number. Accordingly, we request that the July 16, 2002 filing be withdrawn. The Staff may contact the undersigned at 310-527-2800 x103 with any questions it may have.

Yours very truly,


/s/ Larry Lombard

Larry Lombard

cc: Carl Perry, Enova Systems, Inc.
    Donald C. Reinke, Esq.
    Deborah Gunny, Esq.